Mail Stop 6010

August 28, 2007

Michael Anthony, President
Apogee Robotics Inc.
330 Clematis Street, Suite 217
West Palm Beach, Florida 33401

Via U S Mail and FAX [561-514-0832]

      Re: **Apogee Robotics Inc.**
              Form 8-K for Item 4.01
              Filed August 28, 2007
              File No. 0-12792

Dear Mr. Anthony:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call the applicable staff person at the telephone number listed at the end of this letter.

Form 8-K Filed August 28, 2007

1. Please amend your report to include all of the information required by Item 304 of Regulation S-B. Also, include as an exhibit a letter from your former auditors addressing the revised disclosures. You should file your amendment as a Form 8-K/A with the Item 4.01 designation.

Mr. Michael Anthony, President
Apogee Robotics Inc.
August 28, 2007
Page 2

2. Please include a statement as to whether your former auditors resigned, declined to stand for re-election, or were dismissed; and the date your relationship ended. Also, indicate whether the decision to change auditors was recommended or approved by your board of directors.

3. In addition, Item 304(a)(1)(ii) of Regulation S-B requires that you state whether the auditors' report on your financial statements for either of the last two years audited by the former auditors (e.g. fiscal 1996 and 1995) contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles and, if so, a description of the nature of each adverse opinion, disclaimer of opinion, modification or qualification.

4. You should also state whether, during your the last two years audited by the former auditors and for the interim period before your former auditors resigned, declined to stand for re-election, or were dismissed,

   - you had any disagreement(s) with your former auditors on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, and

   - the disagreement(s), if not resolved to the satisfaction of your former auditors, would have caused them to make reference to the disagreement(s) in their reports.

   - In the event of a disagreement and/or reportable event, Item 304(a)(1)(iv) of Regulation S-B specifies additional disclosures.

5. Please amend your report to include all of the information required by Item 304(a)(2) of Regulation S-B, concerning the engagement of the new accountant. State whether, during your two most recent fiscal years and any subsequent interim period, the new accountant was consulted about the items in each of subparagraphs (i) and (ii).

Please file your response and amendment via EDGAR in response to these comments within 5 business days after the date of this letter. Please contact the staff immediately if you require longer than 5 business days to respond.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to a registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the registrant acknowledging that:

- the registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call me at (202) 551-3606. In my absence, you may call Brian Cascio, Branch Chief at (202) 551-3676.

Sincerely,

Jeanne Bennett
Staff Accountant